Exhibit 12.1

Goodman Global, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Predecessor						Successor
	January 1 to December 22, 2004	December 23 to December 31, 2004	Year Ended December 31,			January 1 to February 13, 2008	February 14 to December 31, 2008
			2005	2006	2007
Earnings:
Income (loss) from continuing operations before income taxes	50,878	(8,234)	40,697	98,355	161,556	(93,857)	41,889
Fixed charges	12,708	2,350	78,450	83,531	74,024	57,283	140,820
Capitalized Interest	—	—	(879)	(1,347)	(385)	—	(202)

Total adjustments	12,708	2,350	78,450	83,531	74,024	57,283	140,820

Earnings adjusted for fixed charges	63,586	(5,884)	119,147	181,886	235,580	(36,574)	182,709

Fixed charges:
Interest expense	10,877	1,601	74,213	77,825	68,378	56,176	135,616
Capitalized Interest			879	1,347	385	—	202
Portion of rent expense representative of interest	1,831	749	3,358	4,359	5,261	1,107	5,002

Total fixed charges	12,708	2,350	78,450	83,531	74,024	57,283	140,820

Ratio of earnings to fixed charges	5.0	— (1)	1.5	2.2	3.2	— (1)	1.3

(1)	For the period December 23 to December 31, 2004, earnings were not adequate to cover fixed charges by $8.2 million and for the period January 1 to February 13, 2008, earnings were not adequate to cover fixed charges by $93.9 million.